Exhibit 11.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation in this Offering Statement on Form 1-A (File number yet to be assigned) of our audit report dated December 21, 2022, with respect to the consolidated balance sheet of LGX Energy Corp. as of April 30, 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period of November 3, 2021 (inception) through April 30, 2022. Our report dated December 21, 2022, relating to aforementioned financial statements, includes an emphasis paragraph relating to substantial doubt to the Company’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

Fruci & Associates II, PLLC

March 17, 2023